Exhibit 99.1

Contact Information

Investor Relations

Tel: +86 (21) 6195 9561

Email: ir@hworld.com

https://ir.hworld.com

H World Group Limited Announces Preliminary Results for Hotel Operations

in the Second Quarter of 2023

Singapore/Shanghai, China, July 25, 2023 – H World Group Limited (NASDAQ: HTHT and HKEX: 1179) (“H World”, “we” or “our”), a key player in the global hotel industry, today announced preliminary results for hotel operations in the second quarter (“Q2 2023”) ended June 30, 2023.

Business update

For our Legacy-Huazhu business, our RevPAR in Q2 2023 recovered to 121% of the 2019 level. The recovery continued to be supported by strong travel demand in this quarter and was primarily driven by ADR growth. Breaking down into monthly numbers, our RevPAR in April, May and June 2023 recovered to 127%, 115% and 123% of the 2019 levels, respectively. During this quarter, our hotel closures were mainly attributed to closures that were carried over from last year due to the impact of COVID-19, as well as the continued elimination of those lower-quality and underperforming economy hotels from our network. Our new hotel signing gained further momentum, reaching over 1,000 new hotels during this quarter, which reflected the rising confidence level of franchisees.

Steigenberger Hotels GmbH and its subsidiaries (“DH”, or “Legacy-DH”), after experiencing a season-related slowdown in Q1 2023, observed promising business recovery in Q2 2023, with blended RevPAR having recovered to 111% of the 2019 level, mainly driven by ADR growth.

Operating Results: Legacy-Huazhu(1)

	Number of hotels				Number of rooms
	Opened in Q2 2023	Closed (2) in Q2 2023	Net added in Q2 2023	As of June 30, 2023	As of June 30, 2023
Leased and owned hotels	2	(6)	(4)	616	86,846
Manachised and franchised hotels	372	(210)	162	8,006	731,399
Total	374	(216)	158	8,622	818,245

(1)        Legacy-Huazhu refers to H World and its subsidiaries, excluding DH.

(2)        The reasons for hotel closures mainly included non-compliance with our brand standards, operating losses, and property-related issues. In Q2 2023, we temporarily closed 23 hotels for brand upgrade or business model change purposes.

	As of June 30, 2023
	Number of hotels	Unopened hotels in pipeline
Economy hotels	4,856	1,079
Leased and owned hotels	345	1
Manachised and franchised hotels	4,511	1,078
Midscale and upscale hotels	3,766	1,729
Leased and owned hotels	271	14
Manachised and franchised hotels	3,495	1,715
Total	8,622	2,808

	For the quarter ended
	June 30,	March 31,	June 30,	yoy
	2022	2023	2023	change
Average daily room rate (in RMB)
Leased and owned hotels	243	337	384	57.7%
Manachised and franchised hotels	215	269	295	37.3%
Blended	218	277	305	39.8%
Occupancy rate (as a percentage)
Leased and owned hotels	62.9%	76.3%	83.6%	+20.7 p.p.
Manachised and franchised hotels	64.9%	75.5%	81.6%	+16.7 p.p.
Blended	64.6%	75.6%	81.8%	+17.2 p.p.
RevPAR (in RMB)
Leased and owned hotels	153	257	321	109.7%
Manachised and franchised hotels	139	203	241	72.8%
Blended	141	210	250	77.0%

	For the quarter ended
	June 30,	June 30,	yoy
	2019	2023	change
Average daily room rate (in RMB)
Leased and owned hotels	281	384	36.4%
Manachised and franchised hotels	225	295	30.9%
Blended	236	305	28.9%
Occupancy rate (as a percentage)
Leased and owned hotels	89.4%	83.6%	-5.8 p.p.
Manachised and franchised hotels	86.3%	81.6%	-4.7 p.p.
Blended	86.9%	81.8%	-5.1 p.p.
RevPAR (in RMB)
Leased and owned hotels	252	321	27.6%
Manachised and franchised hotels	194	241	23.8%
Blended	206	250	21.4%

Same-hotel operational data by class

Mature hotels in operation for more than 18 months

	Number of hotels		Same-hotel RevPAR			Same-hotel ADR			Same-hotel Occupancy
	As of June 30,		For the quarter ended June 30,		yoy change	For the quarter ended June 30,		yoy change	For the quarter ended June 30,		yoy change
	2022	2023	2022	2023		2022	2023		2022	2023	(p.p.)
Economy hotels	3,567	3,567	118	192	63.1%	168	231	37.3%	70.1%	83.3%	+13.2
Leased and owned hotels	325	325	124	237	90.4%	178	277	55.2%	69.7%	85.5%	+15.8
Manachised and franchised hotels	3,242	3,242	117	186	58.8%	167	224	34.3%	70.2%	83.0%	+12.8
Midscale and upscale hotels	2,624	2,624	176	309	75.6%	284	378	33.4%	62.1%	81.7%	+19.6
Leased and owned hotels	253	253	194	395	104.1%	339	479	41.3%	57.2%	82.6%	+25.5
Manachised and franchised hotels	2,371	2,371	173	295	70.3%	276	362	31.2%	62.8%	81.6%	+18.8
Total	6,191	6,191	146	251	71.8%	221	304	37.9%	66.2%	82.5%	+16.3

Operating Results: Legacy-DH(3)

	Number of hotels				Number of rooms	Unopened hotels in pipeline
	Opened in Q2 2023	Closed in Q2 2023	Net added in Q2 2023	As of June 30, 2023(4)	As of June 30, 2023	As of June 30, 2023
Leased hotels	-	-	-	80	15,497	26
Manachised and franchised hotels	-	-	-	48	10,675	11
Total	-	-	-	128	26,172	37

(3)	Legacy-DH refers to DH.
(4)	As of June 30, 2023, a total of 3 hotels were temporarily closed. 1 hotel was closed due to flood damage, 1 hotel was closed due to repair work, and 1 hotel was not in operation due to a legal proceeding in progress.

	For the quarter ended
	June 30,	March 31,	June 30,	yoy
	2022	2023	2023	change
Average daily room rate (in EUR)
Leased hotels	113	108	119	6.1%
Manachised and franchised hotels	107	97	112	5.0%
Blended	110	104	117	5.6%
Occupancy rate (as a percentage)
Leased hotels	61.2%	53.0%	69.4%	+8.2 p.p.
Manachised and franchised hotels	57.9%	54.1%	63.8%	+5.9 p.p.
Blended	59.8%	53.5%	67.1%	+7.3 p.p.
RevPAR (in EUR)
Leased hotels	69	57	83	20.3%
Manachised and franchised hotels	62	53	71	15.7%
Blended	66	55	78	18.5%

Hotel Portfolio by Brand

	As of June 30, 2023
	Hotels	Rooms	Unopened hotels
	in operation		in pipeline
Economy hotels	4,872	392,231	1,092
HanTing Hotel	3,340	297,682	700
Hi Inn	442	23,650	160
Ni Hao Hotel	213	15,583	188
Elan Hotel	642	31,102	1
Ibis Hotel	219	22,318	30
Zleep Hotels	16	1,896	13
Midscale hotels	3,106	337,349	1,354
Ibis Styles Hotel	92	9,390	32
Starway Hotel	598	51,888	225
JI Hotel	1,839	214,630	838
Orange Hotel	577	61,441	259
Upper midscale hotels	618	88,649	331
Crystal Orange Hotel	167	21,748	84
CitiGo Hotel	34	5,326	5
Manxin Hotel	121	11,477	62
Madison Hotel	64	8,202	62
Mercure Hotel	148	24,667	62
Novotel Hotel	20	5,114	15
IntercityHotel(5)	56	10,742	36
MAXX (6)	8	1,373	5
Upscale hotels	129	20,644	60
Jaz in the City	3	587	1
Joya Hotel	7	1,234	-
Blossom House	56	2,605	46
Grand Mercure Hotel	9	1,823	4
Steigenberger Hotels& Resorts(7)	54	14,395	9
Luxury hotels	16	2,360	2
Steigenberger Icon(8)	9	1,847	1
Song Hotels	7	513	1
Others	9	3,184	6
Other hotels(9)	9	3,184	6
Total	8,750	844,417	2,845

(5)        As of June 30, 2023, 5 operational hotels and 22 pipeline hotels of IntercityHotel were in China.

(6)        As of June 30, 2023, 3 operational hotels and 5 pipeline hotels of MAXX were in China.

(7)        As of June 30, 2023, 11 operational hotels and 3 pipeline hotels of Steigenberger Hotels & Resorts were in China.

(8)        As of June 30, 2023, 3 operational hotels of Steigenberger Icon were in China.

(9)        Other hotels include other partner hotels and other hotel brands in Yongle Huazhu Hotel & Resort Group (excluding Steigenberger Hotels & Resorts and Blossom House).

About H World Group Limited

Originated in China, H World Group Limited is a key player in the global hotel industry. As of June 30, 2023, H World operated 8,750 hotels with 844,417 rooms in operation in 18 countries. H World’s brands include Hi Inn, Elan Hotel, HanTing Hotel, JI Hotel, Starway Hotel, Orange Hotel, Crystal Orange Hotel, Manxin Hotel, Madison Hotel, Joya Hotel, Blossom House, Ni Hao Hotel, CitiGO Hotel, Steigenberger Hotels & Resorts, MAXX, Jaz in the City, IntercityHotel, Zleep Hotels, Steigenberger Icon and Song Hotels. In addition, H World also has the rights as master franchisee for Mercure, Ibis and Ibis Styles, and co-development rights for Grand Mercure and Novotel, in the pan-China region.

H World’s business includes leased and owned, manachised and franchised models. Under the lease and ownership model, H World directly operates hotels typically located on leased or owned properties. Under the manachise model, H World manages manachised hotels through the on-site hotel managers that H World appoints, and H World collects fees from franchisees. Under the franchise model, H World provides training, reservations and support services to the franchised hotels, and collects fees from franchisees but does not appoint on-site hotel managers. H World applies a consistent standard and platform across all of its hotels. As of June 30, 2023, H World operates 12 percent of its hotel rooms under lease and ownership model, and 88 percent under manachise and franchise models.

For more information, please visit H World’s website: https://ir.hworld.com.

Safe Harbor Statement Under the U.S. Private Securities Litigation Reform Act of 1995: The information in this release contains forward-looking statements which involve risks and uncertainties. Such factors and risks include our anticipated growth strategies; our future results of operations and financial condition; economic conditions; the regulatory environment; our ability to attract and retain customers and leverage our brands; trends and competition in the lodging industry; the expected growth of demand for lodging; and other factors and risks detailed in our filings with the U.S. Securities and Exchange Commission. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements, which may be identified by terminology such as “may,” “should,” “will,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “forecast,” “project” or “continue,” the negative of such terms or other comparable terminology. Readers should not rely on forward-looking statements as predictions of future events or results.

H World undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable law.

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